

April 28, 2014

Via E-mail
Todd S. Hyatt
Executive Vice President, Chief Financial Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re:** **IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2013**
> **Filed January 13, 2014**
> **File No. 001-32511**

Dear Mr. Hyatt:

We have reviewed your letter dated March 24, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 12, 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 23

1. We note in your response to prior comment 1 your suggestion that disclosures of renewal information by product level may not be meaningful due to the broad array of products and services offered under a range of terms and conditions to a highly diversified customer base. To lend better credence to your qualitative statements that renewal rates remain strong and historically have been high, please provide us the percent range of your subscription renewal rate overall relating to your total product and service offerings for each of fiscal years 2011 – 2013. Also, please tell us your consideration for disclosing this percent range going forward.

Todd S. Hyatt
IHS Inc.
April 28, 2014
Page 2

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                       Sincerely,

                       /s/ Patrick Gilmore

                       Patrick Gilmore
                       Accounting Branch Chief